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May 22, 2023

Via EDGAR Submission and Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Christina Chalk

Re:	Alkermes plc PREC14A filed May 15, 2023 Filed by Sarissa Capital Management L.P. et al. File No. 1-35299

Dear Ms. Chalk:

This letter is submitted on behalf of Sarissa Capital Management LP (“Sarissa Capital”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Sarissa Capital’s preliminary proxy statement (the “Preliminary Proxy Statement”) regarding Alkermes plc (the “Company”), as set forth in the Staff’s letter, dated May 19, 2023, to Russell L. Leaf (the “Comment Letter”). Unless otherwise defined herein, capitalized terms have the respective meanings set forth in the Preliminary Proxy Statement.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

PREC14A filed May 15, 2023

Proposal 1 - Election of Directors, page 7

1.          Revise to state how you will treat votes received for the Company’s nominees on your proxy card if you abandon this solicitation or do not solicit the holders of at least 67% of the voting power of shares entitled to vote on the election. See Item 21(c) of Schedule 14A.

Response to Comment No. 1: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Preliminary Proxy Statement filed on May 22, 2023, consistent with the preliminary proxy statement filed by the Company, to explain that if Sarissa Capital abandons this solicitation or does not solicit the holders of at least 67% of the voting power of shares entitled to vote on the election, then any votes cast in favor of the Sarissa Nominees would be disregarded and would not be counted for purposes of the election of directors, though such shares would still be counted for purposes of determining whether quorum exists and Shareholders would be able to cast a later-dated vote by mail, Internet, or telephone using the Company’s white proxy card.

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Christina Chalk
May 22, 2023
Page | 2

2.          Refer to the following statement on page 7 of the proxy statement: “We believe the best opportunity for the Sarissa Nominees to be elected will arise if Shareholders vote “FOR” each of the Sarissa Nominees and the Unopposed Company Nominees on the BLUE universal proxy card.” Please revise to explain why, given that Shareholders may vote for any nominee on either party’s proxy card.

Response to Comment No. 2: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has removed this statement from the Preliminary Proxy Statement filed on May 22, 2023.

Vote Required for Approval, page 12

3.          Rule 14a-4(b)(i) requires you to include a “WITHHOLD” option where the voting standard for election of directors is a plurality and where an “AGAINST” vote has no legal effect. Here, you have included an “AGAINST” voting option despite the fact that your disclosure indicates it will have no legal effect. We note that Irish law requires such an option but U.S. rules prohibit it. See Rule 14a-4(b). Please revise or advise.

Response to Comment No. 3: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Preliminary Proxy Statement filed on May 22, 2023 to include a “WITHHOLD” option, and remove the “AGAINST” option, for the election contest.

4.          See our last comment above. Rule 14a-4(b)(i) requires you to include a “WITHHOLD” option in an election contest with a plurality voting option. You have included an “ABSTAIN” option on the proxy card instead. Please revise or advise.

Response to Comment No. 4: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Preliminary Proxy Statement filed on May 22, 2023 to include a “WITHHOLD” option, and remove the “ABSTAIN” option, for the election contest.

Christina Chalk
May 22, 2023
Page | 3

General

5.          State in the proxy statement that the Sarissa Participants intend to solicit the holders of at least 67% of the voting power of the shares entitled to vote on the director election. See Rule 14a-19(a)(3).

Response to Comment No. 5: Sarissa Capital respectfully acknowledges the Staff’s comment and directs the Staff to the following disclosure included in the Preliminary Proxy Statement filed on May 15, 2023:

“The Participants intend to deliver a proxy statement and form of proxy to a number of holders of the Company’s voting shares reasonably believed by the Participants to be sufficient to elect the Sarissa Nominees at the Annual Meeting and in any case such holders of the Company’s voting shares sufficient to comply with Rule 14a-19 under the Exchange Act.”

However, in light of the Staff’s comment, and in the interest of full disclosure, Sarissa Capital has revised the Preliminary Proxy Statement filed on May 22, 2023 to include that “holders of the Company’s voting shares sufficient to comply with Rule 14a-19 under the Exchange Act” means holders of at least 67% of the voting power of Shares entitled to vote on the election of directors.

6.          For each of the Proposals other than Proposal 1 for the election of directors, revise to explain the reasons for the Sarissa Participants’ voting recommendation.

Response to Comment No. 6: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Preliminary Proxy Statement to explain the reasons for the Sarissa Participants’ voting recommendations for each of the Proposals other than Proposal 1.

7.          We note the following statement in multiple sections of the proxy statement addressing various Proposals to be voted on: “IF YOU RETURN A PROPERLY EXECUTED BLUE UNIVERSAL PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES REPRESENTED BY YOUR BLUE UNIVERSAL PROXY CARD [FOR/AGAINST EACH PROPOSAL].” Revise to clarify whether you are describing an entirely unmarked but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular Proposal addressed.

Response to Comment No. 7: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Preliminary Proxy Statement to clarify that if a properly executed and returned proxy card does not indicate how Shares should be voted on one or more proposal to be voted on at the Annual Meeting, the Shares will be voted in accordance with the recommendations provided by the Sarissa Participants for each such proposal.

Christina Chalk
May 22, 2023
Page | 4

8.          We note that your proxy card provides for the ability to vote by telephone and numerous places in the proxy statement discuss telephonic voting. It is our understanding that certain voting platforms do not permit telephonic voting for contests involving a universal proxy card. Please revise or advise.

Response to Comment No. 8: Sarissa Capital respectfully acknowledges the Staff’s comment and advises the Staff that (i) Sarissa Capital’s proxy solicitor will provide telephonic voting services to Shareholders whose Shares are registered in their own name, and (ii) Sarissa Capital has revised the Preliminary Proxy Statement to encourage Shareholders whose Shares are held by a broker, bank, or other nominee to follow the instructions provided by their broker, bank, or other nominee to vote their shares and to caution those who shares are held by a broker, bank, or other nominee that certain voting platforms may not permit telephonic voting for the Annual Meeting.

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Christina Chalk
May 22, 2023
Page | 5

Please do not hesitate to call me at (212) 728-8593 or Jared Fertman at (212) 728-8670 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Russell L. Leaf

Russell L. Leaf
Willkie Farr & Gallagher LLP

cc: Sarissa Capital Management LP